Exhibit 99.1

SHARE PURCHASE AGREEMENT made as of July 12, 2021. BETWEEN:

Trevor Green,

an individual of the province of Saskatchewan

(“Vendor 1”)

OF THE FIRST PART

AND

Mike Templeton,

an individual of the province of Saskatchewan

(“Vendor 2”)

OF THE SECOND PART

AND

Mikolay Cupial,

an individual of the province of Saskatchewan

(“Vendor 3” and collectively with Vendor 1 and Vendor 2, the “Individual Vendors”)

OF THE THIRD PART

AND

102130670 Saskatchewan Ltd.,

a corporation incorporated under the laws of Saskatchewan

(the “Corporate Vendor” and collectively with the Individual Vendors, the “Vendors”)

OF THE FOURTH PART

AND

High Tide Inc.,

a corporation incorporated under the laws of Alberta

(the “Purchaser”)

OF THE FIFTH PART

WHEREAS:

1.	Vendor 1 owns 11 Class A shares in the capital of 102105699 Saskatchewan Ltd., a corporation incorporated under the laws of Saskatchewan (the “Corporation”);

2.	Vendor 2 owns 11 Class A shares in the capital of the Corporation;

3.	Vendor 3 owns 3 Class A shares in the capital of the Corporation;

4.	The Corporate Vendor owns 75 Class A shares in the capital of the Corporation;

5.	The Vendors own, collectively, all of the issued and outstanding shares in the capital of the Corporation;

6.	The Corporation operates or intends to develop and operate cannabis retail stores in Saskatchewan (the “Business”) at the following locations (collectively, the “Premises”):
a.	J2 - 2095 Prince of Wales Dr, Regina;
b.	25A - 2223 Victoria Ave, Regina;
c.	10 - 3710 Eastgate Drive, Regina;
d.	155 Albert St N, Regina;
e.	970 Albert St, Regina; and
f.	4401B Albert St, Regina.

7.	The Vendors have agreed to sell to the Purchaser all of the issued and outstanding shares in the capital of the Corporation held by the Vendors.

THIS AGREEMENT WITNESSES that for and in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is acknowledged), the parties covenant and agree as follows:

1.	INTERPRETATION

1.1       Definitions. Where used in this Agreement, the following terms shall have the following meanings respectively:

“Closing Date” means the date being three (3) days from when all conditions in favour of the Purchase, herein, are waived or fulfilled, or such other date as may be mutually agreed by the parties;

“Closing Date Financial Statements” means the unaudited financial statements of the Corporation for the fiscal year ending on the Closing Date, prepared on a notice to reader basis, consisting of the closing balance Sheet and statements of earnings and retained earnings and of changes in financial position for such period, together with notes thereto (if any) as at such date including therein full particulars of all contingent liabilities;

“Data Room” means the electronic data room made available by the Corporation to the Purchaser pursuant to the due diligence requests of the Purchaser, including those made after the date hereof, and which will include further financial and tax information than are contained in the Data Room on the date hereof;

“Financial Statements” means the unaudited financial statements of the Corporation for the Fiscal Year End;

“Fiscal Year End” means December 31, 2020, being the date of the most recent fiscal year end of the Corporation;

“Intellectual Property” means: (a) domestic and foreign patents, trade-marks, trade names, copyrights, industrial designs, business names, certification marks, service marks, distinguishing guises, business styles, internet domains, and other industrial or intellectual property, whether or not registered, and all applications and registrations in respect thereof; (b) trade secrets and all proprietary rights in and to know-how, inventions, innovations, formulas, processes, designs, specifications, prototypes, algorithms, concepts, methods and technology; and (c) computer systems and computer application software, including all related documentation and the latest revisions of all related object and source codes;

“Purchased Shares” means, collectively, Vendor 1’s 11 Class A shares in the capital of the Corporation, Vendor 2’s 11 Class A shares in the capital of the Corporation, Vendor 3’s 3 Class A shares in the capital of the Corporation, and the Corporate Vendor’s 75 Class A shares in the capital of the Corporation;

“Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations and rules made under those securities laws, together with all applicable published policy statements, blanket orders and rulings of the Securities Regulators and all discretionary orders or rulings, if any, of the Securities Regulators made in connection with the transactions contemplated by this Agreement;

“Securities Regulators” means the applicable securities commission, regulator or regulatory authority in each of the provinces and territories of Canada, including the Alberta Securities Commission and the Financial and Consumer Affairs Authority of Saskatchewan;

“Target Working Capital” means positive Working Capital;

“Time of Closing” means 10:00 a.m. on the Closing Date; and

“Working Capital” means current assets minus current liabilities, calculated in accordance with generally accepted accounting principles.

1.2       Schedules. The following are the schedules attached to and incorporated in this Agreement by reference and deemed to be part of this Agreement:

Schedule A - Leases

Schedule B - Intellectual Property
Schedule C - Employees

1.3	Currency. All dollar amounts referred to in this agreement are in Canadian funds.

2.	PURCHASE AND SALE

2.1       Purchase and Sale. In consideration of the payment of the Purchase Price (as defined at Section 3.1) and subject to the terms and conditions of this Agreement, each Vendor agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from each Vendor, the Purchased Shares.

3.	PURCHASE PRICE

3.1	Purchase Price.

(a)	The aggregate purchase price payable by the Purchaser to the Vendors for the Purchased Shares shall be equal to $2,900,000 subject to adjustment, if any, pursuant to Section 3.1(b) (the “Purchase Price”).

(b)	The Purchaser and the Vendors acknowledge and agree that the Purchase Price set forth in Section 3.1(a) shall be decreased dollar for dollar immediately prior to the Time of Closing in the amount, if any, by which the Corporation’s Working Capital immediately prior to the Time of Closing is less than the Target Working Capital. For greater certainty, in calculating the Corporation’s Working Capital at the Time of Closing, the amount of any shareholder loans owing by the Corporation shall not be deducted from the Corporation’s Working Capital and the Corporation covenants and agrees to pay any such shareholder loans in full out of the Purchase Price received by the Corporation on the Closing Date.

4.	PAYMENT OF PURCHASE PRICE

4.1	Payment. The Purchase Price shall be paid and satisfied as follows:

(a)	the amount of Redacted to the Corporate Vendor in respect of the 75 Class A shares of the Corporation paid and satisfied as follows:

(i)	Redacted shall be payable by certified cheque, bank draft or wire transfer of immediately available funds on the Closing Date; and

(ii)	Redacted payable by the issuance of common shares of the Purchaser (“Purchaser Shares”) to the Corporate Vendor having a value of Redacted;

(b)	the amount of Redacted to Vendor 1 in respect of the 11 Class A shares of the Corporation payable by the issuance of Purchaser Shares to Vendor 1 having a value of Redacted;

(c)	the amount of Redacted to Vendor 2 in respect of the 11 Class A shares of the Corporation payable by the issuance of Purchaser Shares to Vendor 2 having a value of Redacted; and

(d)	the amount of Redacted to Vendor 3 in respect of the 3 Class A shares of the Corporation payable by the issuance of Purchaser Shares to Vendor 3 having a value of Redacted.

4.2       Valuation of Purchaser Shares. For the purposes of determining the balance of Purchaser Shares to be issued to each Vendor pursuant to Section 4.1, the value of the Purchaser Shares shall be calculated on the basis of a deemed price per Purchaser Share equal to the 10-day volume weighted average price of the Purchaser Shares on the TSX Venture Exchange ending on the day prior to the Closing Date.

4.3       Hold Period. The Purchaser Shares will be subject to a statutory hold period of four months and one day from the Closing Date.

4.4       Subsection 85(1) Transaction. The Purchaser and the Corporate Vendor covenant and agree that the share purchase and sale transaction contemplated by this Agreement is to be carried out in accordance with subsection 85(1) of the Income Tax Act (Canada), as amended from time to time. The Purchaser and the Corporate Vendor shall jointly elect, pursuant to subsection 85(1) of the Income Tax Act (Canada), in the prescribed form and within the time referred to in subsection 85(6) of the Income Tax Act (Canada), so that, for income tax purposes, the agreed election amount (which shall be equal to Redacted, being the aggregate cash consideration payable to the Corporate Vendor pursuant to this Agreement) for the Purchased Shares becomes and is deemed to be the Corporate Vendor’s proceeds of disposition and the Purchaser's cost of the Purchased Shares sold by the Corporate Vendor, unless the parties agree to file:

(a)	a joint election for a different agreed election amount; and/or

(b)	an amended joint election for a different agreed election amount.

The Purchaser and the Corporate Vendor have agreed that the election forms shall be prepared by the Vendors’ accountants and shall be delivered in draft form to the Purchaser’s accountants for their review and comment.

4.5       Subsection 85.1(1) Transaction. Each Individual Vendor deals at arm’s length with the Purchaser, and each Individual Vendor and the Purchaser intend that the sale of each Individual Vendor’s Purchased Shares in exchange for the Purchaser Shares to be issued by that Individual Vendor shall take place on a fully tax-deferred basis pursuant to subsection 85.1(1) of the Income Tax Act (Canada).

5.	REPRESENTATIONS AND WARRANTIES

5.1       Representations and Warranties of the Vendor. The Vendors represent and warrant to the Purchaser and acknowledge and confirm that the Purchaser is relying on the following representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares:

(a)	Corporate Status. The Corporation is a corporation incorporated and organized and validly subsisting in good standing under the laws of Saskatchewan. The Corporation has the corporate power to own its property and to carry on the Business as now being conducted by it, is duly qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of the Business or the property owned or leased by it makes such qualification necessary.

(b)	Authorized Capital. The authorized capital of the Corporation consists of:

(i) an unlimited number of Class A shares; and (ii) an unlimited number of Class B shares.

(c)	Purchased Shares. Of the authorized capital of the Corporation, 100 Class A shares, being the Purchased Shares, have been duly and validly allotted and issued and are outstanding as fully paid and non-assessable and, collectively are legally and beneficially owned by the Vendors with good and marketable title thereto, free and clear of all mortgages, licenses, charges, pledges, security interests, encumbrances or other claims whatsoever and has now and on the Closing Date will have the power and authority and right to sell the same, in accordance with the terms of this Agreement.

(d)	Shareholders’ Agreement. There are no shareholders’ agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the shares of the Corporation.

(e)	No Other Agreements. No person, firm or corporation has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, for the purchase from the Vendors of any of the Purchased Shares. No person, firm or corporation has any agreement or option or any right capable of becoming an agreement or option (including convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription or issuance of any un-issued shares of the Corporation or of any other securities of the Corporation.

(f)	Accurate Records. The Vendors have delivered, at the Vendors’ expense, to the Purchaser all of the books and records of the Corporation, which fairly and correctly set out and disclose in all material respects, the financial position of the Corporation as at the date hereof and all material financial transactions of the Corporation have been accurately recorded in such books and records.

(g)	Financial Statements. The Financial Statements have been on a notice to reader basis and present fairly the assets and liabilities of the Corporation.

(h)	Ordinary Course. Except as set forth in this Agreement or as approved in writing by the Purchaser, since the Fiscal Year End:

(i)       the Business has been carried on in the ordinary and normal course and will continue to be carried on in the ordinary normal course after the date hereof and up to the Time of Closing;

(ii)       no capital expenditures, except in the ordinary course, have been made or authorized by the Corporation in the conduct of the Business and no capital expenditures will be made or authorized by it after the date hereof and up to the Time of Closing without the prior written consent of the Purchaser; and

(iii)       there has been no change in the affairs, Business, prospects, operations or condition of the Corporation, financial or otherwise, whether arising as a result of any legislative or regulatory change, revocation of any license or right to do business, fire, explosion, accident, casualty, labour trouble, flood, drought, riot, storm, condemnation, act of God, or otherwise, except changes occurring in the ordinary course of business, which changes have not had, or could reasonably be expected to have, a material adverse effect on the organization, Business, properties, prospects or financial condition of the Corporation.

(i)	Validity of Agreement. Provided the required regulatory approvals described in Section 10.1(h) are obtained, the entering into of this Agreement and the consummation of the transactions contemplated hereby will not:

(i)       result in the violation of or default under any of the terms and provisions of the constating documents or by-laws of the Corporation or of any indenture, instrument, lien, permit or other agreement, written or oral, to which the Vendors or the Corporation is or may be a party or by which it is bound nor will it give rise to any right of acceleration by any person in respect of any indebtedness or other obligation of the Corporation or the Vendors under any such indenture, instrument, license, permit or agreement or will require any consent or other action by any administrative or governmental body, with the exception of the Leases;

(ii)       result in the violation of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over the Corporation or the Vendors or their respective properties or businesses; or

(iii)       result in the termination of or require the assignment of any license necessary to the carrying on of the Business.

(j)	Lease. Except as set out in Schedule A, the Corporation is not a party to any lease agreement.

(i)       Each lease (“Lease” and collectively the “Leases”) for each of the Premises is in full force and effect, unamended.

(ii)       The Corporation is exclusively entitled to all rights and benefits as lessee under each Lease. The Corporation has not sublet, assigned, licensed or otherwise conveyed to any other person any rights to the Premises or in relation to any Lease.

(iii)       All rental and other payments and other obligations required to be paid and performed by the Corporation pursuant to each Lease have been duly paid and performed. No waiver, indulgence or postponement of the Corporation’s obligations under any Lease has been granted by the landlord thereunder. There exists no event of default under any Lease or any event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under any Lease by the Corporation.

(iv)       The landlord under each Lease is not in default of any of its obligations under the Lease.

(v)       To the Vendors’ and Corporation’s knowledge, the Premises are free of any structural defect. The heating, ventilating, plumbing, drainage, electrical and air conditioning systems and all other systems used in the Premises are in good working order, fully operational and free of any material defect, except for normal wear and tear.

(vi)       The use or proposed use by the Corporation of the Premises to operate the Business does not breach any applicable law, including any building, zoning or other statutes or any official plan, or any covenants, restrictions, rights or easements, affecting the Premises.

(vii)       To the Vendors’ and Corporation’s knowledge, there are no outstanding work orders concerning the Premises, including those issued by any police or fire department, sanitation, health, environmental or factory authorities or from any other regulatory authority, nor are there any matters under discussion with any such regulatory authority relating to any work orders.

(k)	Environmental Matters.

(i)       The operation of the Business and the assets owned or used by the Corporation have been and are in material compliance with all applicable environmental laws.

(ii)       The Corporation has not been charged with or convicted of any offence for non-compliance with environmental laws, or been fined or otherwise sentenced or settled any prosecution short of conviction. The Corporation has not received notices of judgment or commencement of proceedings of any nature and the Corporation has never been investigated relating to any breach or alleged breach of environmental laws.

(iii)       No material regulatory approval is required to be held by the Corporation under any environmental laws for the lawful operation of the Business or to own, use and operate the properties and assets of the Corporation.

(iv)       There are no hazardous substances located on or in the Premises, and no release of any hazardous substances has occurred or has resulted from the operation of the Business that are in material contravention of environmental laws.

(v)       The Corporation has not used the Premises to produce, generate, manufacture, treat, store, handle, transport or dispose of any hazardous substances, except in material compliance with environmental laws.

(l)	Intellectual Property. Schedule B sets forth a complete and accurate list of all Intellectual Property of the Corporation (whether registered or unregistered). The Corporation is the sole owner of its Intellectual Property except in the case of Intellectual Property licensed to the Corporation, and the particulars of any licensed Intellectual Property are specified in Schedule B. Except as disclosed in Schedule B, the Corporation has the exclusive right to use all of the Corporation’s Intellectual Property and has not granted any licence or other rights to any other person in respect of its Intellectual Property. The Intellectual Property of the Corporation is free and clear of any encumbrances. The Intellectual Property of the Corporation comprises all Intellectual Property necessary to conduct the Business. The Corporation has not used or enforced, or failed to use or enforce, any of the Intellectual Property in any manner which could limit its validity or result in its invalidity. There has been no infringement or violation of the Corporation’s rights in and to its Intellectual Property or any trade secrets or confidential information, nor any claim of adverse ownership, invalidity or other opposition to or conflict with any of the Intellectual Property of the Corporation. The Corporation has not engaged in any activity that violates or infringes any intellectual property rights of any other person.

(m)	Privacy Matters. The Corporation has conducted and is conducting the Business in material compliance with all laws applicable to privacy and the protection of personal information.

(n)	Material Contracts. In the conduct of the Business, the Corporation has no material or long term outstanding agreement, contract or commitment, whether written or oral, of any nature or kind whatsoever which has more than two (2) months to run, involves the payment by the Corporation of more than two thousand dollars ($2,000) or which materially and adversely affects the Business or the property, assets, operations or conditions, financial or otherwise, of the Corporation, except: (i) normal booking orders from vendors in the ordinary course of business; and (ii) any agreements disclosed to the Purchaser in the Data Room. The Corporation is not in default or breach of any agreement, contract or commitment and there exists no state of facts which after notice or lapse of time or both would constitute such a default or breach and all such agreements, contracts or commitments are now in good standing and in full force and effect without amendment thereto and the Corporation is entitled to all benefits thereunder. The Corporation is not a party to any contract, agreement or arrangement with any associated or affiliated corporation within the meaning of The Business Corporations Act (Saskatchewan), or with any corporation with which it does not deal at arm’s length within the meaning of the Income Tax Act (Canada). The Corporation is not now, nor at Closing will be bound by any outstanding contract or commitment which requires approval of any change of control of the Corporation from the Vendors to the Purchaser, resulting from the consummation of the purchase of the Purchased Shares by the Purchaser, other than agreements disclosed to the Purchaser in the Data Room.

(o)	No Actions. There are no actions, suits or proceedings at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign (whether or not purportedly on behalf of the Corporation), pending or threatened, affecting the Corporation, the Business, the Vendors or the title of the Vendors to any of the Purchased Shares. There is no existing ground on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against the Corporation or the Vendors any judgment, decree, injunction, ruling, order or award of any court, governmental department, commission, board, bureau, agency, instrumentality, domestic or foreign, or arbitration or settlement agreement binding upon it or them.

(p)	Compliance with Laws. The Corporation is conducting the Business in compliance with all applicable laws, rules and regulations of each jurisdiction in which the Business is carried on, is not in breach of any such laws, rules or regulations except for breaches which in the aggregate are immaterial, and is duly licensed, registered or qualified in each jurisdiction in which the Corporation owns or leases property or carries on the Business, to enable the Business to be carried on as now conducted and its property and assets to be owned, leased and operated. All such licenses, registrations and qualifications are valid and subsisting and in good standing and none of them contains any burdensome term, provision, condition or limitation which has or may have an adverse effect on the operation of the Business.

(q)	No Unions. The Corporation has not made any agreements with any labor union or employee association nor made commitments to or conducted negotiations with any labor union or employee association with respect to any future agreements and there are no current attempts to organize or establish any labor union or employee association in the Business.

(r)	Residency. Each Vendor is a resident in Canada within the meaning of the

Income Tax Act (Canada).

(s)	No Relevant Information. None of the Vendors has knowledge of any fact that has specific application to the Corporation (other than general economic or industry conditions) that could have a material adverse effect on the Business, that has not been set forth in this Agreement or in any schedule hereto.

(t)	Corporate Authorization. The completion of the transaction contemplated in this Agreement has been duly and validly authorized by all necessary corporate action on the part of the Corporation and this Agreement constitutes a legal, valid and binding obligation of each Vendor enforceable against each Vendor in accordance with its terms except as may be limited by laws of general application affecting the rights of creditors and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(u)	No Liabilities. There are no liabilities of the Corporation, whether contingent, accrued, determined or otherwise, which are not disclosed in the Financial Statements, except for those incurred in the ordinary course of business since the date of such statements.

(v)	Accounts Receivable. The accounts receivable recorded on the books of the Corporation, less any reasonable reserve in respect thereof for doubtful accounts reflected in the books of the Corporation determined in accordance with generally accepted accounting principles applied on a basis consistent with prior accounting practices of the Corporation, are bona fide and collectible without any set off or counterclaim within a period of one hundred twenty (120) days from the Closing Date. As of the Time of Closing, there are no accounts receivable recorded on the books of the Corporation.

(w)	Licenses. The Corporation holds all licenses or appointments from any regulatory bodies as are necessary for the operation of the Business and all such licenses or appointments are valid and in good standing.

(x)	Employment Agreements. No employee of the Corporation has any agreement, whether written or oral, as to length of employment or as to length of notice required to terminate the employee’s employment other than such as results by law. The Corporation is not a party to any union, pension, deferred profit sharing, retirement, hospitalization insurance, medical insurance or other similar agreement, plan or practice, whether formal or informal. There are no outstanding written agreements, understandings or commitments of the Corporation with respect to any compensation, commissions or bonuses of its employees.

(y)	Employees. As of the Closing Date, Schedule C sets forth a description of all compensation, including salary, bonus, severance obligations and deferred compensation paid or payable for each officer, employee, consultant and independent contractor of the Corporation. No payments have been made or authorized since the Fiscal Year End by the Corporation to its officers, directors, shareholders or Employees or to its former officers, directors, shareholders or Employees, except in the ordinary course of business and at the regular rates payable to them as salary or other remuneration, and no increase in salary or other remuneration payable to the Employees of the Corporation has become effective or been agreed to or authorized since the Fiscal Year End, except to the extent consistent with the practice of the Corporation for prior years.

(z)	Shares in Other Corporations. The Corporation owns no shares in the capital of any other corporation and has not agreed to acquire any shares in the capital of any other corporation or to acquire or lease or invest directly or indirectly in any other business operation.

(aa) Corporate Indebtedness. The Corporation does not have outstanding any bonds, debentures, mortgages or notes and the Corporation is not under any agreement or obligation to create or issue any such indebtedness.

(bb) Commitments for Purchases or Sales at Losses. The Corporation does not have any commitments for purchases or sales of products or other assets at prices involving prospective material losses.

(cc) Corporate Records. The corporate records and minute books of the Corporation contain complete and accurate minutes of all meetings of and copies of all by-laws and all resolutions passed by the directors and shareholders of the Corporation since its incorporation. All such meetings were duly called and held, all such by-laws and resolutions were duly passed and the share certificate books, registers of shareholders, registers of transfers and other corporate registers of the Corporation are complete and accurate in all material respects. No amendments have been made to the articles and by-laws of the Corporation other than as set out in the minute book of the Corporation.

(dd) No Guarantees. The Corporation is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation, including, without limiting the generality of the foregoing, any of the Vendors or any corporation with which the Corporation is affiliated (as that term is defined in The Business Corporations Act (Saskatchewan)).

(ee) Title of Assets. The Corporation is the owner of all of its property and assets with good and marketable title thereto free and clear of any mortgage, lien, charge, security, interest, adverse claim or other encumbrance whatsoever. The Corporation is not a party to any conditional sales contract, hire-purchase agreement, security agreement or other title retention agreement. All of the material property and assets used in connection with the Business is the property of the Corporation and is not the property of any Vendor.

(ff) No Dividends. Since the Fiscal Year End, the Corporation has not declared or paid and has not been deemed under the Income Tax Act (Canada) to have declared or paid any dividends or made any other distribution on any of its outstanding shares and has not redeemed, purchased or otherwise acquired any of its outstanding shares or agreed to do so.

(gg) Tax Returns. Subject to the filing of the Corporation’s tax returns specified in Section 6.1(e) of this Agreement, the Corporation has duly filed in a timely manner all tax returns required to be filed by it (including all information returns as to which non-filing or late filing could result in interest or penalties), has made complete and accurate disclosure in such returns and has duly paid all taxes due from it to federal, provincial or local taxing authorities, including, without limitation, those due in respect of its properties, income, franchises, licenses, sales, use of property and payroll. The Corporation has also paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and fines due and payable by the Corporation up to the date hereof. The Corporation has made adequate provision for the taxes which are payable during the current fiscal period for which tax returns are not yet required to be filed. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment or reassessment of income tax or the filing of any tax return by, or payment of any tax by, or levying of any governmental charge against the Corporation. There are no actions, audits, assessments, reassessments, suits, proceedings, investigations or claims now pending or threatened against the Corporation in respect of taxes or governmental charges or any matters under discussion with any governmental authority relating to taxes or governmental charges asserted by any such authority. The Corporation has withheld from each payment made by it the amount of all taxes and other deductions required to be withheld therefrom and has paid the same to the proper taxing or other authority within the time prescribed under any applicable legislation or regulation.

(hh) No Loans to Directors, etc. There are no loans by the Corporation or other indebtedness due to the Corporation outstanding (other than the normal salaries, bonuses, fringe benefits and the obligation to reimburse for expenses incurred on behalf of the Corporation in the normal course of employment) to or from any director, officer, shareholder or Employee, to or from any former director, officer, shareholder or Employee of the Corporation or to or from any person or corporation not dealing at arms’ length (as such term is construed under the Income Tax Act (Canada)) with any of the foregoing.

(ii)	Benefits. The Corporation’s liability in respect of sick benefit credits, bonuses, commissions and other Employee benefit payments do not exceed one thousand dollars ($1,000) in the aggregate, with the exception of normal accruals for vacation pay.

5.2       Representations and Warranties of the Purchaser. The Purchaser represents and warrants as follows to the Vendors and acknowledges and confirms that the Vendors are relying on such representations and warranties in connection with the sale by it of the Purchased Shares:

(a)	Corporate Status. The Purchaser is a corporation incorporated and organized and validly subsisting in good standing under the laws of Alberta. The Purchaser has the corporate power to own its property and to carry on business as now being conducted by it, is duly qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of the business or the property owned or leased by it makes such qualification necessary.

(b)	Enforceability of Obligations. The completion of the transaction contemplated in this Agreement has been duly and validly authorized by all necessary corporate action on the part of the Purchaser and this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms except as may be limited by laws of general application affecting the rights of creditors and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(c)	Residency. The Purchaser is a “Canadian corporation” within the meaning of the Income Tax Act (Canada).

(d)	Investment Canada. The Purchaser is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

(e)	Absence of Conflicting Agreements. The entering into of this Agreement and the consummation of the transactions contemplated hereby will not:

(i)       result in the violation of or default under any of the terms and provisions of the constating documents or by-laws of the Purchaser or of any indenture, mortgage, statute, regulation, order, judgement, decree, law, instrument, lien, permit or other agreement, written or oral, to which the Purchaser is or may be a party or by which it is bound nor will require any consent or other action by any administrative or governmental body; or

(ii)       result in the violation of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over the Purchaser or its properties or businesses.

(f)	No Actions. There are no legal proceedings in progress, pending, or to the knowledge of Purchaser, threatened by, against or affecting Purchaser, its affiliates or their respective property, assets or businesses before any governmental authority, arbitrator, arbitration board or mediator that could prohibit, seek to enjoin or materially delay the transactions contemplated by this Agreement.

(g)	Purchaser Shares.

(i)       The Purchaser Shares to be issued to the Vendors on the Closing Date pursuant to this Agreement will be validly issued and outstanding as of the Time of Closing as fully paid and non-assessable shares in the capital of Purchaser. As of the Closing, the TSX Venture Exchange will have conditionally approved the listing and posting for trading of the Purchaser Shares, subject only to customary listing conditions.

(ii)       The Purchaser Shares to be issued to the Vendors on the Closing Date pursuant to this Agreement will be exempt from the prospectus requirements, and in compliance with the registration requirements, of applicable Securities Laws and will not result in the contravention of any applicable Securities Laws.

(h)	Listing. The outstanding Purchaser Shares are listed and posted for trading on the TSX Venture Exchange and on Nasdaq.

(i)	Public and Regulatory Filings.

(i)       The Purchaser is a "reporting issuer" in each of the provinces and territories of Canada and is in compliance, in all material respects, with the Securities Laws of such provinces and territories and the applicable rules and regulations of the TSX Venture Exchange. No delisting, suspension of trading in, or cease trading order with respect to, the Purchaser Shares or any other securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened, and no legal proceedings have been instituted that might result in any such action being taken or order being made, and no written notification or other communication in writing from a Securities Regulator or the TSX Venture Exchange threatening to take any such action or make any such order has been received by the Purchaser.

(ii)       The Purchaser has prepared and filed with the Securities Regulators in each of the provinces and territories in Canada where it is a "reporting issuer" all material documents required to be filed by it under Securities Laws as a result of its status as a "reporting issuer". All documents and information included in the public record were, as of their respective dates, in compliance in all material respects with applicable Securities Laws and did not, as of their respective dates, contain a misrepresentation (as such term is defined in the Securities Act (Alberta)). As of the date of this Agreement: (i) the Purchaser has not filed any confidential material change report or similar document that is not generally available to the public with any Securities Regulator or any stock exchange; and (ii) there is no adverse “material change” (as such term is defined the Securities Act (Alberta)) in respect of the Purchaser or the Purchaser Shares that has not been generally disclosed (within the meaning of applicable Securities Laws).

(j)	Commissions. The Vendors will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated by this Agreement because of any action taken by, or agreement or understanding reached by, the Purchaser.

6.	COVENANTS

6.1       Covenants of the Vendor. The Vendors covenant and agree with the Purchaser as follows:

(a)	Normal Course. Until the Time of Closing, the Vendors shall cause the Corporation to carry on the Business diligently and in the ordinary course, shall use their best efforts to preserve the assets and property of the Corporation intact and to preserve the Corporation’s relationship with all suppliers, customers and others having business relationships with the Corporation in the conduct of the Business, shall use their best efforts to retain the services of the present employees of the Corporation, and shall use their best efforts to maintain the properties and assets of the Business in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(b)	Investigations. Between the date hereof and the Closing Date, the Purchaser and its representatives shall be permitted to make such investigations of the assets of the Corporation and of its financial and legal condition as the Purchaser deems necessary or desirable, provided always that such investigations shall be done without undue interference with the operations of the Corporation. Such investigations will not, however, affect or mitigate in any way the representations, warranties and covenants contained in this Agreement, which representations, warranties, and covenants shall continue in full force and effect for the benefit of the Purchaser as provided in section 7.1.

The Purchaser and its representatives shall be granted full access at reasonable times during normal business hours to all premises of the Corporation and to all financial, legal and other information, records and data required in the opinion of the Purchaser to make a full examination of the Corporation and its Business. The Vendors will deliver or cause the Corporation to deliver to the Purchaser, at or before the Time of Closing, all minute books, corporate records and documents, corporate seal, books of account, accounting records, past financial statements and tax returns, share certificate books and share records, title documents and surveys which may be in the possession of the Corporation or any of the Vendors and all contracts, agreements, licenses, permits, patents, trade marks and other instruments to which the Corporation is a party or by which it is bound and which may be in the possession of the Corporation or any of the Vendors.

Promptly after execution of this Agreement, the Vendors shall make available to the Purchaser such documents and data or copies thereof as the Purchaser may reasonably request relating to the Business and the Corporation.

(c)	Insurance. From the date hereof and until the Time of Closing, the Vendors shall cause the Corporation to maintain in full force and effect and to renew, where necessary, all policies of insurance, to present all claims thereunder in a due and timely fashion and to promptly advise the Purchaser of any such claims.

(d)	Employment Matters. Within 30 days after the Closing Date, the Vendors shall pay in full all compensation, including wages, commissions, bonuses, vacation pay and other employee benefit payments, payable to all employees, independent contractors or consultants of the Corporation for services performed up to the Time of Closing and accrued up to the Time of Closing.

(e)	Tax Returns. Subject to Section 8.2 with respect to the Corporation’s tax return for the fiscal period ending on the Closing Date, within 60 days after the Closing Date, the Vendors shall, at the Vendors’ expense, cause to be filed the Corporation’s tax returns for the fiscal period ended as of the Closing Date and the fiscal period of the Corporation ending December 31, 2020, and shall provide a copies of same to the Purchaser.

(f)	Transfer of Purchased Shares. The Vendors shall take, and will cause the Corporation to take, all necessary steps and proceedings as approved by counsel for the Purchaser to permit the Purchased Shares to be duly and validly transferred to the Purchaser or its nominees.

(g)	Resignation of Directors and Officers. The Individual Vendors shall resign as directors and officers of the Corporation in favour of nominees of the Purchaser, such resignations to be effective at the Closing Date.

(h)	Releases. The Vendors shall cause to be executed and delivered to the Purchaser at the Closing Date a personal release by each of them and by each director and officer of the Corporation and such other persons as the Purchaser may specify, of all or any contracts with and claims against the Corporation; and the Vendors shall have convened such meetings of the directors and shareholders of the Corporation as may be required for the purpose of electing the Purchaser’s nominees as directors and officers of the Corporation.

6.2       Pre-Closing Reorganization. The Purchaser acknowledges and agrees that the Vendors and the Corporation shall, prior to the Closing, be permitted to implement a reorganization of the capital structure of the Corporation in order to achieve tax efficiencies (the “Pre-Closing Reorganization”). The Vendors shall be responsible for and pay all costs, expenses and fees in connection with the Pre-Closing Reorganization, including all tax, accounting and legal advisor fees.

7.	SURVIVAL OF COVENANTS, REPRESENTATIONS AND WARRANTIES

7.1       Survival. The covenants, representations and warranties of a party contained in this Agreement or in any certificates or documents delivered pursuant to it or in connection with the transactions contemplated in it shall continue in full force and effect after the Closing Date, notwithstanding any investigation made by or on behalf of any other party, for a period of twenty four (24) months following the Closing Date with respect to covenants, representations and warranties that do not relate to Canada Revenue Agency matters and for a period of seven (7) years for those covenants, representations and warranties that relate to Canada Revenue Agency matters, after which time, the party making the said covenant, representation and/or warranty shall be released from all obligations and liabilities hereunder in respect of such covenant, representation and/or warranty, except with respect to any claims made by the Vendors, in writing, prior to the expiration of the said period.

8.         PREPARATION OF CLOSING DATE FINANCIAL STATEMENTS & TAX RETURN

8.1       As soon as reasonably possible, but in any case not more than sixty (60) days following the Closing Date, the Parties shall cause the Corporation’s accountant to prepare the Closing Date Financial Statements together with a tax return relating to the fiscal period of the Corporation ending on the day prior to the Closing Date. The Closing Date Financial Statements shall be prepared on a notice to reader basis consistent with the preparation of previous years’ financial statements. The costs of preparing the Closing Date Financial Statements and related Tax Return shall be borne by the Vendors.

8.2       The Purchaser shall be entitled to review and comment on the Closing Date Financial Statements and related tax return prior to their completion. The Purchaser will have fifteen (15) days to provide any such comments. If the Purchaser disputes any amount shown in the Closing Date Financial Statements, the parties will work expeditiously and in good faith in an attempt to resolve the dispute, failing which such dispute shall be submitted for determination to an independent firm of chartered professional accountants mutually agreed to by the parties. The determination of the independent firm of chartered professional accountants shall be final and binding upon the parties and not subject to appeal. The independent firm of chartered professional accountants shall be deemed to be acting as experts and not as arbitrators. The costs and expenses of the independent firm of chartered professional accountants shall be borne equally by the Vendors and the Purchaser.

8.3       The Vendors shall be liable for all obligations for taxes of the Corporation for all fiscal years ending prior to the Closing Date to the extent that such obligations exceed the reserve for Taxes reflected in the Closing Date Financial Statements.

9.	NO SOLICITATION OF OTHER BIDS

9.1       The Vendors shall not, and shall not authorize or permit any of its affiliates or any of its representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. The Vendors shall immediately cease and cause to be terminated, and shall cause their affiliates and all of their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.

9.2       For purposes hereof, "Acquisition Proposal" means any inquiry, proposal or offer from any person (other than Purchaser) relating to the direct or indirect disposition, whether by sale, amalgamation or otherwise, of all or any portion of the Business.

9.3       The Vendors shall advise Purchaser in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making the same.

10.	CONDITIONS

10.1     Conditions for the Benefit of the Purchaser. The purchase and sale of the Purchased Shares is subject to the following terms and conditions for the exclusive benefit of the Purchaser to be fulfilled or performed at or prior to the Closing Date:

(a)	Covenants and Warranties. The covenants, representations and warranties of the Vendors contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct (subject to any materiality qualifications applicable to such representation and warranty, if any) as of the Closing Date with the same force and effect as if such covenants, representations and warranties had been made on and as of such date.

(b)	Compliance. The Vendors shall have performed and complied with in all material respects all covenants and agreements herein agreed to be performed or caused to be performed or complied with by them prior to the Closing Date.

(c)	No Changes. On the Closing Date, there shall have been no material adverse change in the assets, liabilities, Business, affairs, financial condition or prospects of the Corporation from that shown on or reflected in the Financial Statements of the Corporation. No legislation (whether by statute, by law, regulation or otherwise) shall have been enacted or introduced which, in the reasonable opinion of the Purchaser, may adversely affect the operation of the Business or the Corporation. The title of the Vendors to the Purchased Shares and all other matters in the opinion of the Purchaser’s counsel which are material in connection with the transactions contemplated in this Agreement shall be subject to the favourable opinion of such counsel.

(d)	No Actions. No action or proceeding in Canada by law or in equity shall be existing or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the execution and delivery of this Agreement.

(e)	Specific Assignments. Where in the opinion of the Purchaser a specific assignment or written consent of any third party is required with respect to any material license, permit, contract or other agreement of the Corporation in order that the Corporation may continue to enjoy the benefits and advantages thereof, including the Premises’ landlords’ consent to a change of control, then such specific assignment or written consent, acceptable both as to its form and content to the Purchaser, shall have been delivered to the Purchaser, and the Vendors will pay the costs of soliciting such consents or assignments. The Purchaser will cooperate in obtaining such consents.

(f)	Certificates. The Vendors shall furnish the Purchaser with reasonable evidence, including certificates made by each of the Vendors, that the facts with respect to each of the matters set forth in the representations and warranties of the Vendors and the Corporation are true and correct as of the Closing Date, provided that receipt of such evidence shall not be deemed to be a waiver thereof.

(g)	Due Diligence. If, after completing its due diligence investigations of the Corporation, the Purchaser, in its sole and unfettered opinion, is not content with the financial condition of the Corporation or the business, then the Purchaser may terminate this Agreement.

(h)	Regulatory Approvals. The Purchaser shall have received all necessary regulatory approvals, including approvals from Saskatchewan Liquor and Gaming Authority and the applicable stock exchanges, if required.

(i)	OneLeaf. The Purchaser having entered into a one-year distribution agreement with OneLeaf Cannabis Corp. (“OneLeaf”) whereby the Purchaser lists OneLeaf’s products through its wholesale division in Saskatchewan and the Purchaser is entitled to a 15% discount on OneLeaf’s products purchased by the Purchaser through its wholesale division in Saskatchewan;

(j)	Employment Agreements. The Vendors shall cause the Individual Vendors (“Key Employees”) to enter into non-competition and non-solicitation agreements with the Corporation providing for the following:

(i)       The Key Employees shall not, at any time, either directly or indirectly, individually or in partnership or in conjunction with any person or persons, firm, association, syndicate, company or corporation, whether as principal, agent, director, officer, shareholder, employee, creditor or in any manner whatsoever:

(a)	for a period of 2 years following the termination of the Key Employee’s employment with the Corporation, carry on, be engaged in, concerned with or interested in (save and except to the extent of not more than two percent (2%) of the issued shares or indebtedness of a corporation, the shares of which are listed on a recognized stock exchange), assist, advise, lend money to, guarantee the debts or obligations of, or permit its name or any part thereof to be used or employed by any person or persons, firm, association, syndicate, company or corporation engaged or interested in a business similar to the Business within a 2km radius of any of the Premises (provided, however, that the foregoing shall not prevent or restrict the Vendors from directly or indirectly carrying on or engaging in any manner in the existing business of OneLeaf Cannabis, as a licensed producer of cannabis);

(b)	for a period of 1 year following the termination of the Key Employee’s employment with the Corporation, hire or solicit any employee of the Corporation’s business or encourage any such employee to leave such employment or hire any such employee who has left such employment or solicit or entice, or attempt to solicit or entice, or be engaged to render services for any clients or customers of the Business or potential clients or customers of the Business or diverting their business or services from the Business.

If any condition in this Section 10.1 is not fulfilled or performed by the Closing Date or as otherwise specified herein to the satisfaction of the Purchaser, this Agreement shall be terminated, and each of the parties shall be released from all of their obligations hereunder without further liability whatsoever. The Purchaser shall also be entitled to waive compliance with any of these conditions in whole or in part if it sees fit to do so without prejudice to any of its rights of termination in the event of non-performance of any other condition in whole or in part, provided that any such waiver shall be binding upon the Purchaser only if it is in writing.

10.2     Conditions for the Benefit of the Vendors. The sale of the Purchased Shares is subject to the following terms and conditions for the exclusive benefit of the Vendors to be fulfilled or performed at or prior to the Closing Date:

(a)	Covenants and Warranties. The covenants, representations and warranties of the Purchaser contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct as of the Closing Date with the same force and effect as if such covenants, representations and warranties had been made on and as of such date.

(b)	Compliance. The Purchaser shall have performed and complied with all covenants and agreements herein agreed to be performed or caused to be performed or complied with by them prior to the Closing Date.

(c)	No Changes. On the Closing Date, there shall have been no material adverse change in the assets, liabilities, business, affairs, financial condition or prospects of the Purchaser from that shown on or reflected in the financial statements of the Purchaser. No legislation (whether by statute, by law, regulation or otherwise) shall have been enacted or introduced which, in the reasonable opinion of the Vendor, may adversely affect the operation of the Purchaser or its business.

(d)	No Actions. No action or proceeding in Canada by law or in equity shall be existing or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit the execution and delivery of this Agreement, or the consummation of the transactions hereunder.

(e)	Consents. The Corporation shall have obtained all necessary consents of the landlords under each Lease to the change of control of the Corporation contemplated by this Agreement.

(f)	Regulatory Approvals. The Vendors shall have received all necessary regulatory approvals, including approvals from Saskatchewan Liquor and Gaming Authority, to the Pre-Closing Reorganization.

If any condition in this Section 10.2 is not fulfilled or performed by the Closing Date or as otherwise specified herein to the satisfaction of the Vendors, this Agreement shall be terminated, and each of the parties shall be released from all of their obligations hereunder without further liability whatsoever. The Vendors shall also be entitled to waive compliance with any of these conditions in whole or in part if it sees fit to do so without prejudice to any of its rights of termination in the event of non-performance of any other condition in whole or in part, provided that any such waiver shall be binding upon the Vendors only if it is in writing.

11.	INDEMNIFICATION AND SET-OFF

11.1    Indemnification by the Vendors. The Vendors covenant and agree to indemnify and save harmless the Purchaser of and from any loss whatsoever arising out of or pursuant to:

(a)	all debts, liabilities (including, without limitation, contingent liabilities), contracts or engagements whatsoever, including, without limitation, any liabilities for federal, provincial, sales, excise, income, corporate or other taxes of the Corporation, existing at the Time of Closing and not disclosed on or included in the balance sheet forming part of the Financial Statements;

(b)	any reassessment for federal, provincial, income, sales, excise or corporate tax of the Corporation, interest or penalties for any period prior to the Closing Date;

(c)	all judgments and awards against the Corporation, including all interest and penalties, in consequence of any action, suit or proceeding, whether or not disclosed to the Purchaser and whether or not commenced after the Closing Date, if based upon any acts or omissions or other circumstances which occurred or arose prior to the Closing Date;

(d)	any loss, costs and expenses suffered by the Purchaser as a result of any breach of any representation, warranty or covenant on the part of the Vendors contained in this Agreement or in any schedule hereto; and

(e)	all claims, demands, costs and expenses, including all reasonable legal, audit and other professional fees, incurred in respect of any of the foregoing.

11.2     Indemnification by the Purchaser. The Purchaser covenants and agrees to indemnify and save harmless the Vendors of and from any loss whatsoever arising out of or pursuant to:

(a)	any loss, costs and expenses suffered by the Vendors as a result of any incorrectness or breach of any representation, or warranty or any breach or non-fulfillment of any covenant on the part of the Purchaser contained in this Agreement or in any schedule hereto; and

(b)	all claims, demands, costs and expenses, including all reasonable legal, audit and other professional fees, incurred in respect of the foregoing.

11.3     Notice of Claim. In the event that a party (the “Indemnified Party”) shall become aware of any claim (an “Indemnity Claim”) in respect of which the other party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall, as soon as reasonably practicable, give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Indemnity Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Indemnity Claim arises as a result of a claim directly by the Indemnified Party against the Indemnifying Party (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Indemnity Claim and the amount of the Indemnity Claim, if known.

11.4     Direct Claims. With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Indemnity Claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the Indemnity Claim as necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Indemnity Claim, together with all such other information as the Indemnifying Party may reasonably request. If the parties agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Indemnity Claim, the Indemnifying Party shall forthwith pay to the Indemnified Party the full agreed upon amount of the Indemnity Claim.

11.5     Third Party Claims. With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Indemnity Claim. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim diligently or within a reasonable time, the Indemnified Party shall be entitled to assume such control at the expense of the Indemnifying Party, and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Law to make a payment to any Person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal or regulatory proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

11.6     Settlement of Third-Party Claims. If the Indemnifying Party fails to assume control of the defence of any Third-Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third-Party Claim, the Indemnifying Party shall not settle any Third-Party Claim without the written consent of the Indemnified Party, not to be unreasonably withheld.

11.7     Co-operation. The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

11.8     Adjustment to Purchase Price. Any indemnification payments made pursuant to this Article 11 shall be treated as an adjustment to the Purchase Price, including for Tax Purposes.

12.	CLOSING ARRANGEMENTS

12.1     Place of Closing. The closing shall take place through an electronic exchange of documents at the Time of Closing or such other time as the Vendors and the Purchaser mutually agree.

12.2	Documents. The Vendors shall deliver or cause to be delivered to the Purchaser:

(a)	certificates representing the Purchased Shares duly endorsed in blank for transfer;

(b)	certified copies of all necessary directors’ and shareholders’ resolutions of the Corporation consenting to and authorizing the sale of the Purchased Shares;

(c)	a certificate of status for the Corporation dated a current date;

(d)	all documents (or copies thereof) and other data, technical or otherwise, which are owned by the Vendors or the Corporation on the Closing Date, which relate to the Business and which will be necessary for the conduct of the Business after Closing, including, without limitation, such books of account and financial records as the Purchaser may reasonably request;

(e)	a certificate of the Corporate Vendor, dated as of the Closing Date, to the effect that except as reflected in the Financial Statements, there has been no material adverse change, financial or otherwise, in the condition of the Corporation or the Business and that the representations warranties set forth in this Agreement are true and correct;

(f)	all assurances, transfers, assignments, consents, elections (and supporting materials) under the Income Tax Act (Canada), and other documents as the Purchaser considers reasonably necessary or desirable to validly and effectively complete the transfer of the Shares to the Purchaser;

(g)	a certificate of each Vendor confirming that each Vendor, at the Closing Date, is not a non-resident of Canada within the meaning of the Income Tax Act (Canada); or failing such evidence, shall deliver the requisite certificate with a certificate limit in proper amount as provided for by the Income Tax Act (Canada); and

(h)	such further and other documents as the Purchaser’s counsel may consider reasonably necessary or advisable to implement the transactions contemplated herein.

13.	GENERAL MATTERS

13.1     Entire Agreement. This Agreement, including the schedules hereto, together with the agreements and other documents to be delivered pursuant hereto, constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof. No amendment, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless expressly provided.

13.2       Governing Law. This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. The parties hereby attorn to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any matter arising under this Agreement or any of the schedules or documents to be entered into or delivered pursuant hereto.

13.3       Confidentiality. Until the Time of Closing, the terms, conditions and provisions of this Agreement shall be kept in the strictest confidence by the parties to the Agreement and shall be conveyed only to their respective professional advisors. All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by the parties and no party shall act unilaterally in this regard without the prior approval of the other.

13.4       Expenses. All costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Agreement and the transactions contemplated herein shall be paid solely by the party incurring such expenses.

13.5       Notices. Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by email as follows:

Purchaser:	High Tide Inc.
11127 15th Street NE, Unit 112 Calgary, AB
T3K 2M4
Email: raj@hightideinc.com

Vendors:	Trevor Green

102130670 Saskatchewan Ltd.

Michael Templeton

Mikolay Cupial

or to such other email address as a party may specify by notice. Notice pursuant to this Section shall be deemed to have been received the day it was sent if emailed before 5:00pm and the following day if emailed after 5:00pm.

13.6       Further Assurances. The parties shall with diligence do all things and provide all such assurances as may be required to consummate the transactions contemplated herein, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Time of Closing.

13.7       Counterparts. This Agreement may be executed in any number of counterparts, electronically, each of which when executed and delivered shall be deemed to be an original hereof and fully binding upon the signatory thereto, but all such counterparts shall together constitute one and the same instrument.

13.8	Time of Essence. Time shall be of the essence of this Agreement.

13.9     Successors and Assigns. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, executors, administrators and assigns.

13.10       Severability. If for any reason whatsoever, any term or condition of this agreement or the application thereof to any party or circumstance shall to any extent be invalid or unenforceable, all other terms and conditions of this agreement and/or the application of such terms and conditions to parties or circumstances, other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term and condition of this agreement shall be separately valid and enforceable to the fullest extent permitted by law.

Signatures to follow.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date first written above.

High Tide Inc.
Per:	signed “Raj Grover”
Name:Raj Grover
Title: Chief Executive Officer
I have authority to bind the corporation
102130670 Saskatchewan Ltd.
Per:	signed “Trevor Green”
Name: Trevor Green
Title: Chief Executive Officer
I have authority to bind the corporation

signed “Trevor Green”
Trevor Green

signed “Mike Templeton”
Mike Templeton

signed “Mikolay Cupial”
Mikolay Cupial

Schedule A
Leases

Schedule B

Intellectual Property

Schedule C
Employees